CONSULTING AGREEMENT

This Consulting Agreement effective as of the 15th day of July, 2002.

BETWEEN:

RESIN SYSTEMS INC.
a body incorporated pursuant to the laws of Alberta
(hereinafter referred to as the "Corporation")

OF THE FIRST PART

AND

E. D. (DOUG) GRINDSTAFF
of the City of Brentwood, in the Statement of Tennessee, U.S.A
(hereinafter referred to as the "Consultant")

OF THE SECOND PART

WHEREAS the Corporation wishes to retain the Consultant to provide consulting services in the area of strategic implementation in sales and marketing;

AND WHEREAS the Consultant wishes to provide such consulting services to the Corporation;

NOW THEREFORE in consideration of the premises, the payment of the sum of ONE ($1.00) DOLLAR by each party to the other, the mutual covenants and agreements hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) the parties have agreed and this Agreement witnesses as follows:

ARTICLE 1

NATURE OF THIS AGREEMENT

1.1   This is a Consulting Agreement for the services of the Consultant as a separate business unit, and the Consultant shall not be entitled to any benefits of any nature whatsoever other than those which are expressly provided for herein.

1.2   The Consultant is acting exclusively as a business unit separate from that of the Corporation, and no relationship of agency, partnership, joint venture, employer-employee, or master-servant is created between the Consultant and the Corporation.

1.3   It is acknowledged and agreed by the Consultant and the Corporation that the Consultant shall be and at all times is acting and performing as a Consultant to the Corporation.

ARTICLE 2
TERM OF THE CONSULTING AGREEMENT
AND OBLIGATIONS OF THE CONSULTANT

2.1   The Corporation engages the Consultant to provide and the Consultant agrees to provide consulting services advising the Corporation in strategic implementation in the areas of sales and marketing (hereinafter the "Services") commencing July 15, 2002, and continuing until November 15, 2003, unless earlier terminated in accordance with this Consulting Agreement.

2.2   It is agreed that during the term of this Consulting Agreement, the Consultant will provide the Services on an as required basis up to a maximum of two (2) working days per week.

2.3   The Consultant shall report directly to the Chairman of the Board or the President of the Company.

2.4   The Consultant agrees to the terms of the Employee and/or Consultant Confidentiality Agreement ("Confidentiality Agreement") attached as Schedule "A" to this Consulting Agreement. The Consultant agrees to forthwith execute and return to the Corporation the attached Confidentiality Agreement.

ARTICLE 3
EQUITY OWNERSHIP

3.1   The Consultant agrees, forthwith upon execution of this Consulting Agreement, to purchase 250,000 units ("Units") of the Corporation at a price of $ .40 (Cdn) per share, subject to adjustments in certain events. Each Unit shall be comprised of one (1) common share of the Corporation and one (1) common share purchase warrant entitling the Consultant to acquire one (1) common share of the Corporation at an exercise price of $.40 (Cdn) per share, subject to adjustments in certain events, at any time on or before June 30, 2003.

3.2   The Consultant agrees, within ____ days of execution of this Consulting Agreement, to purchase an additional 483,850 Units. This purchase of Units shall be hereinafter referred to as the Second Unit Purchase.

3.3   To assist with the Second Unit Purchase, the Corporation agrees to loan (the "Loan") the Consultant the sum of $193,540, subject to the following terms and conditions:

(a)   There shall be no interest charged to the Consultant on the outstanding principal of the Loan;

(b)   The principal amount of the Loan shall be repaid by the Consultant to the Corporation on or before sixty (60) days from the date of termination of this Consulting Agreement; and

(c)   The Consultant agrees to execute the Promissory Note attached as Schedule "B" to this Consulting Agreement and to pledge the Units to the Corporation in accordance with the attached Promissory Note.

3.4   The Consultant and the Corporation acknowledge and agree that, notwithstanding anything to the contrary, should the Consultant be in default under the terms of the loan, the sole recourse of the Corporation under this Consulting Agreement shall be to the Units pledged as collateral pursuant to the attached Promissory Note.

ARTICLE 4
REMUNERATION

4.1   The Consultant shall be remunerated on a monthly basis at a monthly rate of $12,000 (Cdn) per month. The remuneration shall be prorated for part months worked by the Consultant during the course of this Consulting Agreement. The Consultant and the Corporation agree, that in lieu of being provided with a monthly cash payment of $12,000 (or prorated for part months worked) that the sum of $12,000 (Cdn) shall be applied monthly by the Corporation against the Loan to reduce the outstanding amount of the Loan.

4.2   The Consultant agrees that the Consultant shall not be entitled to be a participant in any of the employee or other benefit plans of the Corporation.

4.3 The Corporation shall pay to the Consultant all reasonable expenses actually and properly incurred by the Consultant in connection with the performance of the obligations under this Consulting Agreement, such expenses to be subject to prior approval by the Corporation. The Consultant shall furnish to the Corporation statements and vouchers for all such expenses once a month, at the end of each month.

ARTICLE 5
TERMINATION

5.1 This Consulting Agreement may be terminated at any time by the mutual consent, in writing, of the parties.

5.2 This Consulting Agreement may be terminated, prior to November 15, 2003, by either the Consultant or the Corporation providing four (4) weeks advance written notice to the other.

5.3 If this Consulting Agreement is not earlier terminated, this Consulting Agreement and the Services of the Consultant shall terminate on November 15, 2003, without further remuneration.

5.4 If, as of the date of termination of this Consulting Agreement and regardless of the reason for the termination, the Consultant is a director of the Corporation, the Consultant agrees to immediately resign as a director of the Corporation.

ARTICLE 6
INDEMNITY

6.1 The Consultant covenants and agrees that, during the term of this Consulting Agreement and thereafter, the Consultant shall indemnify and save harmless the Corporation of, from and against all claim, charges, taxes, penalties, interest payments or demands which may be made by the Canada Customs and Revenue Agency requiring the Corporation to pay income tax, charges, taxes, penalties or interest under the *Income Tax Act* (Canada) in respect of Services provided by the Consultant under this Consulting Agreement and from and against all claims, charges, taxes, penalties, interest payments or demands which may be made on behalf of or related to Human Resources Development Canada, the Canada Pension Plan and Employment Standards under the applicable statutes and regulations including the *Employment Insurance Act* (Canada), the *Canada Pension Plan Act* (Canada) and the *Employment Standards Code* (Alberta) with respect to any amounts which may be found to be payable by the Corporation in respect of Services provided by the Consultant under this Consulting Agreement.

ARTICLE 7
GENERAL PROVISIONS AND NOTICE

7.1   Any waiver by a party of any breach of any provision of this Consulting Agreement by the other party shall not be binding unless in writing, and shall not operate or be construed as a waiver of any other or subsequent breach by the Consultant.

7.2   This Consulting Agreement contains the entire agreement between the parties and may be changed only by agreement in writing signed by both parties hereto.

7.3   This Consulting Agreement shall be governed by and construed in accordance with the laws in force in the Province of Alberta, Canada.

7.4   Any notice required to be given hereunder shall be in writing and sufficiently made if delivered personally, sent by facsimile transmission, or mailed by prepaid registered mail to the parties at their respective addresses herein.

   a. The Corporation:

      Resin Systems Inc.
      14604 – 115 A Avenue
      Edmonton, Alberta T5M 3C5
      Fax: (780) 482-8755
      Attention: Chairman of the Board

   b. The Consultant:

      E.D. (Doug) Grindstaff
      6210 Belle Rive Drive
      Brentwood, Tennessee 37027

IN **WITNESS** WHEREOF the parties hereto have executed this Consulting Agreement effective as of the **day and** year first above written.

RESIN SYSTEMS INC.

Per: _____

_____   _____
WITNESS   E. D. (DOUG) GRINDSTAFF

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